FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT  NO.          DESCRIPTION

99.1                           Financial Statements for the Period Ended September 30, 2008
99.2                           Management's Discussion & Analysis for the Period Ended September 30, 2008
99.3                           Certification of Chief Executive Officer Dated November 12, 2008
99.4                           Certification of Chief Financial Officer Dated November 12, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: November 13, 2008	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

Interim Report

Q3

Financial Statements

September 30, 2008

Central Sun Mining Inc.

Consolidated Balance Sheets

(Unaudited)

(US Dollars in thousands)

	September 30,	December 31,
	2008	2007
Assets
Current
Cash and cash equivalents	$2,908	$16,762
Marketable securities (note 4)	368	1,619
Accounts receivable and prepaids (note 5)	12,861	7,064
Product inventory (note 6)	1,547	3,426
Supplies inventory	8,776	5,803
	26,460	34,674
Restricted cash (note 7)	272	493
Equipment held for sale (note 8)	3,281	3,400
Property, plant and equipment (note 9)	46,200	34,988
	$76,213	$73,555

Liabilities
Current
Accounts payable and accrued liabilities	$15,041	$11,906
Loan payable (note 10)	7,751	-
Warrant liability (note 10)	350	-
Current portion of asset retirement obligations (note 11)	2,639	3,092
	25,781	14,998
Long term liability (note 11 (b))	943	-
Asset retirement obligations (note 11)	5,275	5,524
	31,999	20,522

Shareholders’ Equity
Warrants (note 12)	14,626	16,895
Agent’s options (note 13)	1,106	1,820
Contributed surplus (note 14)	13,511	8,289
Common shares (note 15)	109,145	108,373
Deficit	(93,058)	(82,479)
Accumulated other comprehensive (loss) income	(1,116)	135
	44,214	53,033
	$76,213	$73,555

Nature of operations, basis of presentation and going concern (note 1)

Contingency (note 8) Subsequent events (note 21)

The accompanying notes form an integral part of these interim consolidated financial statements.

Central Sun Mining Inc.

Consolidated Statements of Operations

Period ended September 30

(Unaudited)

(US Dollars and shares in thousands, except per share amounts)

	Three months ended September 30		Nine months ended September 30

	2008	2007	2008	2007

Sales	$10,207	$9,072	$29,899	$43,682

Cost of sales	7,752	8,908	20,441	39,633
Royalties and production taxes	561	405	1,724	1,890
Depreciation and depletion	49	10	82	30
Accretion expense (note 11)	150	364	448	497
	8,512	9,687	22,695	42,050
Income (loss) from mining operations before the undernoted items:	1,695	(615)	7,204	1,632
Expenses and other income:
General and administrative	1,010	1,458	3,821	4,037
Bellavista Mine write-down	-	53,797	-	53,797
Orosi Mine - Mill Project	453	377	7,242	618
Care and maintenance	1,497	2,287	3,829	3,052
Stock based compensation (note 15)	615	270	2,826	933
Exploration	1,247	530	3,640	1,483
Net insurance recovery (note 5)	(3,191)	-	(3,191)	-
Other (income) expense (note 3)	(312)	858	(384)	(6,172)
	1,319	59,577	17,783	57,748
Income (loss) from continuing operations, before taxes	376	(60,192)	(10,579)	(56,116)

Income tax expense	-	-	-	(1,865)
Income (loss) from continuing operations, after taxes	376	(60,192)	(10,579)	(57,981)

Loss from discontinued operations, net of taxes (note 20)	-	(46)	-	(170)

Net income (loss) for the period	$376	$(60,238)	$(10,579)	$(58,151)

Loss per share from continuing operations – basic and diluted	$-	$(1.75)	$(0.18)	$(1.69)
Loss per share from discontinued operations, net of tax – basic and diluted	-	-	-	-
Loss per share – basic and diluted	$-	$(1.75)	$(0.18)	$(1.69)

Weighted average number of shares outstanding	59,910	34,475	59,554	34,446

Nature of operations, basis of presentation and going concern (note 1)

Subsequent events (note 21)

The accompanying notes form an integral part of these interim consolidated financial statements.

Central Sun Mining Inc.

Period ended September 30

(Unaudited)

(US Dollars in thousands)

Consolidated Statements of Comprehensive Income (Loss)

	Three months ended September 30		Nine months ended September 30

	2008	2007	2008	2007

Net income (loss) for the period	$376	$(60,238)	$(10,579)	$(58,151)
Other comprehensive income
Unrealized gains (losses) on available-for- sale securities, excluding foreign exchange, net of tax	(798)	(668)	(1,148)	647
Unrealized foreign exchange gains on available-for-sale securities, net of tax	28	174	16	157
Reclassification adjustment for gains, included in net income	(119)	(829)	(119)	(960)
Total other comprehensive loss	(889)	(1,323)	(1,251)	(156)
Total comprehensive income loss	$(513)	$(61,561)	$(11,830)	$(58,307)

Consolidated Statements of Deficit

		Three months ended September 30		Nine months ended September 30

		2008	2007	2008	2007

Balance, beginning of period		$(93,434)	$(19,468)	$(82,479)	$(21,555)
Net income (loss) for the period	3	376	(60,238)	(10,579)	(58,151)
Balance, end of period		$(93,058)	$(79,706)	$(93,058)	$(79,706)

Consolidated Statements of Accumulated Other Comprehensive Income

	Three months ended September 30, 2008	Nine months ended September 30, 2008

Balance, beginning of period	$(227)	$135
Other comprehensive loss
Net change in unrealized losses on available-for- sale securities	(889)	(1,251)
Balance, end of period	$(1,116)	$(1,116)

The accompanying notes form an integral part of these interim consolidated financial statements.

Central Sun Mining Inc.

Consolidated Statements of Cash Flows

Period ended September 30

(Unaudited, US Dollars in thousands)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Operating activities
Net income (loss) for the period	$376	$(60,238)	$(10,579)	$(58,151)
Loss from discontinued operations	-	46	-	170
Asset retirement obligations settled (note 11)	(247)	(409)	(1,991)	(544)
Items not affecting cash:
Bellavista Mine write-down	-	53,797	-	53,797
Depreciation and depletion	584	1,366	1,548	7,772
Accretion expense (note 11)	150	364	448	497
Stock based compensation (note 15)	615	270	2,826	933
Gain on sale of marketable securities	(119)	(829)	(119)	(960)
Gain on sale of royalties	-	-	-	(6,548)
Gross insurance recovery (note 5)	(3,534)	-	(3,534)	-
Unrealized foreign exchange gain	(1)	(38)	(4)	(47)
	(2,176)	(5,671)	(11,405)	(3,081)
Change in non-cash working capital (note 16)	1,479	1,127	(544)	2,462
Cash used in operating activities	(697)	(4,544)	(11,949)	(619)

Financing activities
Repayment of long term debt	-	-	-	(2,500)
Issuance of warrants	350	-	350	-
Increase in short term debt	7,751	-	7,751	-
Equity issued, net of issue costs	-	-	184	315
Cash generated from (used in) financing activities	8,101	-	8,285	(2,185)

Investing activities
Proceeds from sale of marketable securities	119	1,223	119	1,406
Change in restricted cash	-	-	221	(243)
Purchase of property, plant and equipment (note 9)	(6,965)	(2,592)	(11,430)	(8,291)
Proceeds from sale of royalties	-	-	-	4,694
Proceeds from sale of property, plant and equipment	-	-	900	-
Cash used in investing activities	(6,846)	(1,369)	(10,190)	(2,434)

Decrease in cash and cash equivalents from continuing operations	(558)	(5,913)	(13,854)	(5,238)
Decrease in cash and cash equivalents from discontinued operations	-	(54)	-	(242)
Cash and cash equivalents, beginning of period	3,466	10,035	16,762	9,548
Cash and cash equivalents, end of period	$2,908	$4,068	$2,908	$4,068

Supplemental cash flow information (note 16)

The accompanying notes form an integral part of these interim consolidated financial statements.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

1.	NATURE OF OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN

At a special meeting of shareholders held on November 29, 2007, Glencairn Gold Corporation’s name was changed to Central Sun Mining Inc. (“Central Sun” or the “Company”). The Company also changed the name of the Libertad Mine in Nicaragua to the Orosi Mine.

Central Sun’s business is gold mining which includes exploration, development, extraction, processing and reclamation. The Company’s business also includes the acquisition of gold properties in operation or in the exploration or development stage. The Company operates the Limon and Orosi Mines in Nicaragua and is reclaiming the Bellavista Mine in Costa Rica. The Company also has an option to acquire the Mestiza exploration property in Nicaragua.

On March 31, 2007, the Company suspended mining activities at the Orosi Mine. During 2007, the Company made payments towards the acquisition and construction of a conventional milling circuit. On May 1, 2008, a positive feasibility study on the Orosi Mill Project was completed. Subsequent to this date all development expenditures related to the project were being capitalized until such time as commercial production was reached. The mine continued to incur care and maintenance charges during the development period (note 21).

On July 25, 2007, the Company suspended all mining activities at the Bellavista Mine due to concerns over ground movements in the heap leach pad. Management concluded that the mine will not resume operations. The Bellavista Mine has been on care and maintenance since this date and revenues from residual leaching of the pads ceased at the end of September 2007. Remediation of the site commenced October 1, 2007 and the Company expects the remediation project to last for four years.

These interim consolidated financial statements have been prepared on the basis of Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a "going concern", which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  As at and for the nine month period ended September 30, 2008, the Company had cash outflows of $13,854,000, reported a net loss of $10,579,000 and had an accumulated deficit of $93,058,000.

The Company currently does not have sufficient cash to fully fund ongoing 2008 capital expenditures, exploration activities and complete the development of the Orosi Mine - mill project. Consequently, the Orosi- mill project has been temporarily suspended (note 21), which will have an impact on the overall cost of the project and delay the previously scheduled start up date. The Company continues to seek additional financing such that it may be sourced in time to allow the Company to continue the normal course of planned activities.

At an annual production rate of approximately 45,000 gold ounces, the Company’s Limon Mine currently generates sufficient cash flows to cover ongoing sustaining capital requirements of the mine, the general and administrative expenses of the Company and the estimated care and maintenance costs of the Bellavista and Orosi mines. However, such cash flows are subject to market risk relating to the price of gold and maintaining current production levels. There can be no assurances that the Company’s activities in obtaining additional financing will be successful and that cash flows from the Limon Mine will be sufficient to fund ongoing operations (note 18). As a result there is substantial doubt regarding the “going concern” assumption.  These consolidated financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate.  If the “going concern” assumption were not appropriate for these consolidated financial statements, then adjustments to the carrying values of assets and liabilities, reported expenses and balance sheet classifications, which could be material, may be necessary.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

1.	NATURE OF OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN (CONT'D)

The unaudited interim consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2007 except for those changes disclosed in Note 2. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto.

In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included.

2.  ACCOUNTING POLICIES

a)	Recently Adopted Policies

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2008 on a prospective basis.

(i)	CICA Section 3031 - Inventories

This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This section also requires additional disclosure regarding the expensing of inventory.

The Company has adopted this new standard on a prospective basis. The adoption of the new standard will have no impact on the results of operations. The additional disclosures required under this section have been presented in Note 6.

(ii)	CICA Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about a company’s capital and how it is managed.

Under this standard the Company is required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(a)	Qualitative information about its objectives, policies and processes for managing capital;
(b)	Summary quantitative data about what it manages as capital;
(c)	Whether during the period it complied with externally imposed capital requirements to which it is subject; and,
(d)	When the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The disclosures required under this new accounting standard have been presented in Note 18.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

2.   ACCOUNTING POLICIES (CONT'D)

a)	Recently Adopted Policies (cont’d)

(iii) CICA Section 3862 – Financial Instruments – disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. The Company is required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The section requires specific disclosures, including the criteria for:

(a)	Designating financial assets and liabilities as held for trading;
(b)	Designating financial assets as available for sale; and,
(c)	Determining when impairment is recorded against the related financial asset or when an allowance account is used.

The disclosures required under this new accounting standard have been presented in Note 18.

(iv)	CICA Section 3863 – Financial Instruments – presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.

The requirements under this section have been complied with.

b)	New Accounting Standards

(i) CICA Section 3064 – Goodwill and intangible assets

Effective January 1, 2009, the Company will adopt Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.

Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

The Company continues to evaluate the impact of this standard on future transactions.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

3.	OTHER (INCOME) EXPENSE

	Three months ended September 30		Nine months ended September 30

	2008	2007	2008	2007

Interest and other income	$(266)	$(136)	$(580)	$(598)
Gain on sale of marketable securities	(119)	(829)	(119)	(960)
Gain on sale of royalties	-	-	-	(6,548)
Foreign exchange loss (gain)	50	(143)	375	(345)
Interest and finance fees	176	-	176	313
Legal settlement	17	1,104	127	1,104
Net write-down (recovery) of accounts receivable	(170)	862	(363)	862
	$(312)	$858	$(384)	$(6,172)

4.	MARKETABLE SECURITIES

The Company held the following marketable securities:

	September 30, 2008		December 31, 2007
	Shares	Amount	Shares	Amount

Independent Nickel Corp.	2,000	$330	2,000	$749
Carlisle Goldfields Limited	1,000	38	4,000	870
		$368		$1,619

These securities have been valued at closing prices on the relevant stock exchange as at September 30, 2008 and December 31, 2007. The Company has recorded the net after-tax increase or decrease in the fair value of these shares in other comprehensive income.

On August 19, 2008, Victory Nickel Inc. (“Victory Nickel”), an unrelated company, announced an offer to acquire all of the outstanding common shares of Independent Nickel Corp. (“Independent Nickel”). Pursuant to an amended offer announced on September 3, 2008, Victory Nickel offered to exchange 1.1 Victory Nickel shares for each one (1) Independent Nickel. The transaction closed subsequent to the end of the quarter and the Company now owns 2,200,000 shares of Victory Nickel. On September 22, 2008, Independent Nickel cancelled the escrow agreement and released the 1,450,000 common shares that were still subject to escrow.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

5.	ACCOUNTS RECEIVABLE AND PREPAIDS

Accounts receivable and prepaids include:

	September 30, 2008	December 31, 2007

Insurance receivable	$3,534	$-
Note receivable (note 20)	1,952	2,768
Orosi Mill - construction deposits	4,564	1,899
Value-added and other tax receivables	1,616	914
Supplier advances	427	545
Other	768	938
	$12,861	$7,064

On October 2, 2008 the Company received gross proceeds of $3,534,000 (or $3,191,000 net of expenses), representing an interim insurance payment on an outstanding claim for certain equipment damages at the Bellavista Mine site. The damages were as a result of the ground movement in July 2007 and damage to the ADR building and other equipment when a portion of the heap leach pad slid into the building. The total claim by the Company is in excess of the interim insurance payment. The Company continues its efforts to recover further insurance proceeds; as at September 30, 2008 the amount of further recoveries is unknown.

6.	PRODUCT INVENTORY

	September 30,	December 31,
	2008	2007

In-process inventories	$247	$1,247
Gold inventory	1,300	2,179

Total	$1,547	$3,426

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Production costs	$6,328	$7,855	$17,513	$32,996
Depreciation and depletion	483	1,346	1,268	7,775
Inventory write-down	-	-	-	890
Change in inventory	1,137	8,826	1,879	7,091

Total inventory expensed	$7,948	$18,027	$20,660	$48,752

Allocated to:
Cost of sales	$7,752	$8,908	$20,441	$39,633
Bellavista Mine Write-down	-	9,119	-	9,119
Other expense	196	-	219	-

Total inventory expensed	$7,948	$18,027	$20,660	$48,752

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

7.	RESTRICTED CASH

The Company has placed $250,000 (2007 - $250,000) in a deposit with a bank to secure letters of guarantee issued by the banks to Costa Rican government authorities, to ensure the Company’s future reclamation obligations are completed. On May 29, 2008, the courts in Costa Rica garnished a further $22,000 in the cash account balances at the Bellavista Mine relating to the Dobles royalty (“Dobles”) arbitration.

On March 7, 2008, the courts in Costa Rica ordered the previously garnished bank account balances, in the amount of $243,000, at the Bellavista Mine be distributed as partial payment of amounts due stemming from the loss in an arbitration case with holders of the Dobles.

8.	EQUIPMENT HELD FOR SALE (BELLAVISTA MINE AND CONTINGENCY)

In July 2007, the Company announced that mining operations at the Bellavista Mine in Costa Rica were suspended due to ground movements in the heap leach pad. The Company has no plan to reopen the mine. At September 30, 2008 the mining property is shown at its estimated recoverable amount of $3,281,000 (2007 - $3,400,000).

On March 7, 2008, the courts in Costa Rica placed a lien on land at the Bellavista Mine site as security for the payment of amounts due stemming from the loss in an arbitration case with Dobles. As at September 30, 2008 the Company’s liability totaled $738,000 (2007 - $984,000). The placement of the lien will have no effect on the Company’s reclamation process currently underway.

The Costa Rican government has also indicated it will not permit the selling or transferring of assets from the Bellavista Mine site. The Company is currently negotiating with the government to reach an amicable solution. Should the government be successful in preventing any future asset sales or transfers from the site, the carrying value of the Bellavista Mine assets may need to be written-down. No such adjustment has been reflected in the financial statements at this time as the likely outcome of this situation cannot yet be determined.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

9.	PROPERTY, PLANT AND EQUIPMENT

	September 30,	December 31,
	2008	2007

Mine properties:
Limon Mine, Nicaragua
Cost	$30,134	$27,224
Accumulated depreciation and depletion	(18,573)	(17,303)
	11,561	9,921

Orosi Mine, Nicaragua (a)
Cost	22,485	21,072
Accumulated depreciation and depletion	(5,067)	(5,020)
	17,418	16,052
Less: write-down	-	(88)
	17,418	15,964
Construction-in-progress (b)	17,108	8,411
Disposal (b)	(900)	-
	33,626	24,375

Other properties:
Mestiza, Nicaragua (c)	989	648

Corporate assets:
Cost	208	208
Accumulated depreciation	(184)	(164)
	24	44

Property, plant and equipment	$46,200	$34,988

a)	Orosi Mine, Nicaragua

In March 2007, a decision to begin construction of a conventional milling facility at the Orosi Mine resulted in the mining activities being suspended. The Orosi Mine continued to incur care and maintenance costs during the year (note 21).

b)	Construction-in-progress

As at September 30, 2008, the Company has made expenditures of $17,108,000 to third parties as part of the Orosi Mine expansion project. On May 1, 2008, a positive feasibility on the project was obtained. Subsequent to this date all development expenditures related to this project were being capitalized. The Company obtained a short term demand loan (note 10) to fund capital expenditures on the project; as a result, interest costs of $150,000 have been capitalized relating to the funds directly attributable to capital expenditures. Prior to this date, consulting, engineering and other project support costs related to this used mill facility were expensed.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

9.  PROPERTY, PLANT AND EQUIPMENT (CONT'D)

On May 9, 2008, the Company disposed of non-essential components of the mill for proceeds of $900,000 which equates to the historic cost of the assets disposed.

(c)	Mestiza, Nicaragua

In September 2006, the Company signed an option agreement to acquire the Mestiza property in Nicaragua. The Company has since made payments totalling $860,000. The Company can complete the acquisition by making further cash installments totalling $1,273,000. The installments are due as follows:

Date	Amount

January, 2009	$100
July, 2009	948
January, 2010	225
$1,273

10.	LOAN PAYABLE

The Company has a $8,000,000 short-term loan facility outstanding. The loan facility was drawn-down in two equal tranches on July 2, 2008 and August 8, 2008. The Company has the right to repay the loan facility in whole or in part, in minimum increments of $1,000,000 at any time on ten days prior notice without a penalty or premium. Each tranche must be repaid 120 days following draw-down. Interest is applied at a fixed interest rate of 12.5% per annum. The Company also granted the lender a first priority pledge over the shares of holding companies for the Limon and Orosi Mines.

In addition, the Company issued two separate sets of 150,000 warrants to the lender upon each draw-down, with each warrant exercisable at $1.99. Both warrants have expiry dates of one year from their respective issue date. The lender has the right to redeem outstanding warrants, from both issues, not exercised at their expiration date, for $175,000 per issue (pro-rated in the event of a partial redemption). The lender’s option contained in the warrants has been recognized as a current financial liability by the Company.

On October 31, 2008, the first $4,000,000 tranche of the short-term loan facility, which was due on this date, was extended to December 8, 2008 (note 21).

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

11.	ASSET RETIREMENT OBLIGATIONS

	Three months ended September 30, 2008
	Limon Mine	Orosi Mine	Bellavista Mine	Keystone Property	Total

Balance, beginning of period	$1,361	$1,462	$3,990	$357	$7,170
Liabilities incurred	-	841	-	-	841
Liabilities settled	-	-	(247)	-	(247)
Accretion expense	23	25	93	9	150
Balance, end of period	1,384	2,328	3,836	366	7,914
Less: current portion	(120)	-	(2,153)	(366)	(2,639)
	$1,264	$2,328	$1,683	$-	$5,275

	Three months ended September 30, 2007
	Limon Mine	Orosi Mine	Bellavista Mine	Keystone Property	Total

Balance, beginning of period	$1,013	$1,367	$616	$1,051	$4,047
Liabilities settled	-	-	-	(409)	(409)
Accretion expense	17	23	306	18	364
Revision in estimated cash flows	-	-	5,637	-	5,637
Balance, end of period	1,030	1,390	6,559	660	9,639
Less: current portion	-	-	(3,025)	(660)	(3,685)
	$1,030	$1,390	$3,534	$-	$5,954

	Nine months ended September 30, 2008
	Limon Mine	Orosi Mine	Bellavista Mine	Keystone Property	Total

Balance, beginning of period	$1,315	$1,413	$5,333	$555	$8,616
Liabilities incurred	-	841	-	-	841
Liabilities settled	-	-	(1,776)	(215)	(1,991)
Accretion expense	69	74	279	26	448
Balance, end of period	1,384	2,328	3,836	366	7,914
Less: current portion	(120)	-	(2,153)	(366)	(2,639)
	$1,264	$2,328	$1,683	$-	$5,275

	Nine months ended September 30, 2007
	Limon Mine	Orosi Mine	Bellavista Mine	Keystone Property	Total

Balance, beginning of year	$979	$1,321	$595	$1,154	$4,049
Liabilities settled	-	-	-	(544)	(544)
Accretion expense	51	69	327	50	497
Revision in estimated cash flows	-	-	5,637	-	5,637
Balance, end of year	1,030	1,390	6,559	660	9,639
Less: current portion	-	-	(3,025)	(660)	(3,685)
	$1,030	$1,390	$3,534	$-	$5,954

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

11.  ASSET RETIREMENT OBLIGATIONS (CONT'D)

a)	Orosi mine, Nicaragua

The Company has incurred and recognized additional asset retirement obligations which pertain to the decommissioning of the buildings and tailings facility constructed for the usage in the new mill at the Orosi Mine. As at September 30, 2008, the Company has estimated that it will need approximately $3,871,000 (December 31, 2007 – $1,838,000) in undiscounted cash flows to settle these obligations.

b)	Keystone mine, Canada

On May 8, 2008 the Company signed an agreement with the Province of Manitoba (the “Province”) to settle on a release from all of the Company’s residual environmental responsibilities at the Lynn Lake site at the Keystone Property in return for the payment to the Province of a sum of Cdn $2,000,000, net of costs eligible for recovery. The amount is payable in four annual installments of Cdn$500,000 each, with the first installment being paid on July 6, 2008. As at September, $943,000 (or Cdn$1,000,000) has been presented as a long-term liability and $677,000 (or Cdn$718,000) is included in accounts payable and accrued liabilities.

The remaining asset retirement obligation for the Keystone Property relates to ongoing reclamation activity at the Burnt Timber Mine and the Farley Lake Mine.

12.	WARRANTS

A summary of the transactions in the warrant account in 2008 is as follows:

	Number of Warrants	Amount

At December 31, 2007	135,677	$16,895
Exercise of warrants	(450)	(45)
Exercise of agent’s options	342	70
Expiry of warrants	(15,000)	(2,294)
At September 30, 2008	120,569	$14,626

The following table summarizes further information about the warrants outstanding at September 30, 2008:

Exercise Price	Number Outstanding at September 30, 2008	Expiry Date
(Cdn$)

$1.26	86,727	October 22, 2010
$8.75	33,842	November 26, 2008
$1.99	150 (a)	July 2, 2009
$1.99	150 (a)	August 8, 2009
	120,869

(a) During the quarter, the Company issued two separate sets of 150,000 warrants which have been recognized as current financial liabilities (note 10).

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

13.	AGENT'S OPTIONS

A summary of the transactions in the agent’s options account in 2008 is as follows:

	Number of Agent’s Options	Amount

At December 31, 2007	8,650	$1,820
Exercise of agent’s options for
common shares and warrants	(685)	(123)
Expiry of agent’s options	(1,800)	(591)
At September 30, 2008	6,165	$1,106

14.	CONTRIBUTED SURPLUS

A summary of the changes in the contributed surplus account in 2008 is as follows:

Amount

At December 31, 2007	$8,289
Stock options charge	1,587
Bonus shares charge (note 15(c))	1,239
Issuance of bonus shares (note 15(c))	(489)
Expiry of warrants (note 12)	2,294
Expiry of agent’s options (note 13)	591
At September 30, 2008	$13,511

15.	COMMON SHARES

The Company is authorized to issue an unlimited number of common shares without nominal or par value.

A summary of the changes in the common share account in 2008 is as follows:

	Number of Common Shares	Amount

Issued and outstanding at December 31, 2007	59,337	$108,373
Warrants exercised	64	126
Agent’s options exercised	98	157
Issuance of bonus shares (c)	411	489
	59,910	109,145
Bonus shares in escrow (c)	1,234	-
Issued at September 30, 2008	61,144	$109,145

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

15. COMMON SHARES (CONT'D)

(a)	Share Consolidation

On November 29, 2007, the shareholders of the Company authorized the consolidation of one common share for every seven pre-consolidation common shares of the issued and outstanding common shares of the Company. The consolidation was made effective December 5, 2007. All comparative share capital, common share option data (with the exception of agent’s options), and earnings per share amounts in the accompanying consolidated financial statements and notes have been retroactively restated to reflect this share consolidation.

(b)	Stock Options

The Company has a stock option plan whereby the Company may from time to time grant options to directors, officers, employees and consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is the volume weighted average price on the Toronto Stock Exchange of the five days preceding the grant date.

Stock option grants vest at 25% on each of the date of grant and six, twelve and eighteen months from the date of grant. As such, the estimated fair value of these options will be expensed over the options’ vesting period of 18 months and recorded as contributed surplus within Shareholders’ Equity.

The Company recognized stock-based compensation expense of $365,000 for the three months ended September 30, 2008 (2007 - $270,000) and $1,586,000 for the nine month period (2007 - $933,000) related to options that vested under the Company’s stock-based compensation plan. The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model.

The fair value of each of the 2008 option grants was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

Date of grant	February 4, 2008	June 25, 2008	July 1, 2008

Quantity	140	270	100
Exercise price	Cdn$1.80	Cdn$2.00	Cdn$2.00
Expected life in years	3	3	3
Risk free interest rate	3.17%	3.35%	3.25%
Expected volatility	74%	73%	77%
Dividend yield	0%	0%	0%
Fair value	$127	$270	$103

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

15. COMMON SHARES (CONT'D)

A summary of the stock option transactions in 2008 is as follows:

	Number	Weighted- Average Exercise Price
		(Cdn$)

At December 31, 2007	6,501	$2.23
Expired	(416)	3.92
Granted	510	1.95
At September 30, 2008	6,595	$2.10

The following tables summarize information about the stock options outstanding as at September 30, 2008:

			Options Outstanding
Exercise Prices	Number Outstanding at September 30, 2008	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price
(Cdn$)		(in years)	(Cdn$)

$1.21 to $1.80	4,697	4.2	$1.23
$2.00 - $3.36	467	4.1	2.22
$3.85 - $5.32	1,156	2.7	4.49
$6.65	275	0.1	6.65
$1.21 to $6.65	6,595	3.8	$2.10

	Options Exercisable
Exercise Prices	Number Exercisable at September 30, 2008	Weighted- Average Exercise Price
(Cdn$)		(Cdn$)

$1.21 to $1.80	2,358	$1.23
$2.00 - $3.36	189	2.53
$3.85 - $5.32	1,156	4.49
$6.65	275	6.65
$1.21 to $6.65	3,978	$2.62

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

15. COMMON SHARES (CONT'D)

(c)	Share Bonus Plan

At the special meeting of shareholders held on November 29, 2007, shareholders approved amendments to a share bonus plan approved earlier in the year. The Company had established the share bonus plan for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors, officers, employees and consultants. The plan was amended to increase the number of common shares reserved for issuance to 2,500,000 post-consolidation common shares. Participants must continue to be employed with the Company until the shares are released from escrow otherwise the shares will be cancelled. There are no voting rights on the shares until release of the shares from escrow to the participant.

Effective December 18, 2007, 1,665,000 common shares were issued and placed into escrow under the plan. The shares were held subject to an escrow arrangement and to be released and delivered to the participant at 25% on each of June 30, 2008, December 31, 2008, June 30, 2009, and December 31, 2009. The total value of the grant was determined to be $2,053,000 and will be recognized in stock-based compensation as they vest. For the three months ended September 30, 2008, an amount of $250,000 and $1,239,000 for the nine month period, had been recorded as stock-based compensation in respect of shares issued under this plan.

A summary of the changes in the bonus shares held in escrow in 2008 is as follows:

Number of Bonus Shares

At December 31, 2007	1,665
Cancellation of bonus shares in escrow	(43)
Issuance of common shares	(411)
At September 30, 2008	1,211

16.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital are as follows:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Accounts receivable and prepaids	$(42)	$2,864	$(2,262)	$3,010
Product inventory	1,086	(404)	1,682	(2,000)
Supplies inventory	(1,223)	(556)	(2,972)	(1,742)
Accounts payable and accrued liabilities	1,658	(777)	3,008	3,194
	$1,479	$1,127	$(544)	$2,462

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

16. SUPPLEMENTAL CASH FLOW INFORMATION (CONT'D)

Operating activities included the following cash payments:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Interest paid	$47	$-	$47	$135

Cash and cash equivalents are comprised of the following:

	September 30, 2008	December 31, 2007
Cash at bank	$2,619	$16,481
Cash equivalents	289	281
	$2,908	$16,762

17.	RELATED PARTY TRANSACTIONS

For the three months and nine months period ended September 30, 2008, the Company incurred management fees of $30,000 (2007 - $nil) and $90,000 (2007 - $nil) , respectively with a company controlled by a director of Central Sun. These transactions occurred during the normal course of operations and were measured at the exchange amount established and accepted by the transacting parties. As at September 30, 2008, $10,000 (2007 - $nil) remains unpaid.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGMENT

a)	Financial instruments

The Company has classified financial instruments as follows:

	September 30, 2008	December 31, 2007
Financial assets:
Held-for-trading, measured at fair value
Cash and cash equivalents	$2,908	$16,762
Restricted cash	272	493

Available-for-sale, measured at fair value
Marketable securities	368	1,619

Loans and receivables, measured at amortized costs
Orosi Mill – construction deposits	4,564	1,899
Insurance receivable	3,534	-
Note receivable	1,952	2,768
Value-added and other tax receivables	1,616	914

Financial liabilities:
Other liabilities, measured at amortized costs
Accounts payable and accrued liabilities	$15,041	$11,906
Loans payable	7,751	-
Warrants liability	350	-
Long term liability	943	-

The Company has no held-to-maturity financial instruments as at September 30, 2008 and December 31, 2007.

b)	Allowance account for credit losses

The Company’s net value added tax receivable amounted to $979,000 as at September 30, 2008 (December 31, 2007 - $654,000). Provision for allowance for doubtful accounts of $438,000 (December 31, 2007 - $358,000) has been made against the gross value added tax receivable balance.

The outstanding receivable of $2,000,000 on the sale of the Cerro Quema property (note 20) has been discounted to $1,952,000.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT'D)

c)	Fair value

The carrying amount of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities, approximate their fair value due to the short-term maturities of these financial instruments.

The fair values of the marketable securities have been determined based on published closing prices at period end or the last trade closest to period end.

The Company believes that the fair values of other long-term liabilities approximate their carrying value.

d)	Capital risk management

Central Sun’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The price of gold, minimizing costs of production of gold and a successful exploration environment are the key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity, except for accumulated other comprehensive income, and debt incurred. In June 2008, the Company entered into a debt facility as described in note 10.

e)	Risk management policies and hedging activities

The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of derivative financial instruments, it does not generally enter into such arrangements. The Company monitors and manages the financial risks relating to operations through analysis of exposures by degree and magnitude of risk. These risks include market risk, credit risk and liquidity risk.

Market risk

Market risk includes currency risk and price risk.

The Company’s operations expose it to changes in the price of gold. Currently, the Company does not engage in any activities that would mitigate this risk.

The Company operates internationally and is exposed to foreign exchange risk arising from recognized assets and liabilities denominated in a currency that is not the Company’s functional currency. A 5% change in the Canadian to U.S. dollar exchange rate would result in a change in net loss of $68,000 and a change in comprehensive loss of $86,000. A 5% change in the Nicaraguan Cordoba to the U.S. dollar would change net loss and comprehensive loss by $84,000.

Central Sun is also exposed to the changes in the market price of its marketable securities. These securities have been designated as available-for-sale. A 5% change in the market value of the securities would not affect net loss but would change comprehensive loss by $18,000.

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT'D)

Credit risk

Credit risk refers to the risk that another entity will default on its contractual obligations which will result in a loss for the Company. A significant portion of the Company’s accounts receivables relates to the remaining proceeds from the sale of a development property to the former minority interest holder.

Liquidity risk

Liquidity risk refers to the risk that Central Sun will not be able to meet its financial obligations when they become due or can only do so at excessive costs. The temporary suspension of the Orosi Project has resulted in payment delays to many suppliers for work and services provided to the project. As discussed in Note 1, the Company continues to seek additional financing such that it will meets its obligations as they become due.

19.	SEGMENT INFORMATION

The Company is organized into four segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica), Orosi Mine (Nicaragua) and “Corporate and Other”. The Corporate and Other segment includes: Cerro Quema property (note 20), Mestiza property, Keystone Mine (ceased mining operations in April 2000), and corporate operations. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the following table:

(i)	Segment Balance Sheets

At September 30, 2008
	Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

Cash and cash equivalents	$527	$248	$44	$2,089	$2,908
Other current assets	10,958	5,525	17	7,052	23,552
Restricted cash	-	-	272	-	272
Equipment held for sale	-	-	3,281	-	3,281
Property, plant and equipment	11,561	33,626	-	1,013	46,200
Total assets	$23,046	$39,399	$3,614	$10,154	$76,213

	At December 31, 2007
	Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

Cash and cash equivalents	$476	$67	$83	$16,136	$16,762
Other current assets	10,043	1,812	286	5,771	17,912
Restricted cash	-	-	493	-	493
Equipment held for sale	-	-	3,400	-	3,400
Property, plant and equipment	9,921	24,375	-	692	34,988
Total assets	$20,440	$26,254	$4,262	$22,599	$73,555

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

19. SEGMENT INFORMATION (CONT'D)

(ii)	Segment Statements of Operations
	Three months ended September 30, 2008
	Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total
Sales	$10,207	$-	$-	$-	$10,207
Cost of sales	7,752	-	-	-	7,752
Royalties and production taxes	561	-	-	-	561
Depreciation and depletion	-	37	-	12	49
Accretion expense	23	25	93	9	150
	8,336	62	93	21	8,512
Income (loss) from mining operations before the undernoted items	1,871	(62)	(93)	(21)	1,695
Expenses and other income
General and administrative	-	-	-	1,010	1,010
Orosi Mine - Mill Project	-	453	-	-	453
Care and maintenance	-	1,169	328	-	1,497
Stock-based compensation	-	-	-	615	615
Exploration	412	750	-	85	1,247
Insurance recovery	-	-	(3,191)	-	(3,191)
Other (income) expense	226	(425)	81	(194)	(312)
	638	1,947	(2,782)	1,516	1,319
Net income (loss)	$1,233	$(2,009)	$2,689	$(1,537)	$376

	Three months ended September 30, 2007
	Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total
Sales	$5,327	$984	$2,761	$-	$9,072
Cost of sales	5,269	1,400	2,239	-	8,908
Royalties and production taxes	305	57	43	-	405
Depreciation and depletion	-	-	-	10	10
Accretion expense	17	24	306	17	364
	5,591	1,481	2,588	27	9,687
Income (loss) from mining operations before the undernoted items	(264)	(497)	173	(27)	(615)
Expenses and other income
General and administrative	-	641	-	817	1,458
Bellavista Mine write-down	-	-	53,797	-	53,797
Orosi Mine - Mill Project	-	377	-	-	377
Care and maintenance	-	631	1,656	-	2,287
Stock based compensation	-	-	-	270	270
Exploration	95	269	-	166	530
Other (income) expense	566	335	(22)	(21)	858
	661	2,253	55,431	1,232	59,577
Loss from continuing operations, before taxes	(925)	(2,750)	(55,258)	(1,259)	(60,192)
Loss from discontinued operations, net of tax	-	-	-	(46)	(46)
Income tax expense	-	-	-	-	-
Net loss	$(925)	$(2,750)	$(55,258)	$(1,305)	$(60,238)

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

19. SEGMENT INFORMATION (CONT'D)

(ii)	Segment Statements of Operations
	Nine months ended September 30, 2008
	Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

Sales	$29,899	$-	$-	$-	$29,899
Cost of sales	20,441	-	-	-	20,441
Royalties and production taxes	1,724	-	-	-	1,724
Depreciation and depletion	-	46	-	36	82
Accretion expense	69	74	279	26	448
	22,234	120	279	62	22,695
Income (loss) from mining operations before the undernoted items	7,665	(120)	(279)	(62)	7,204
Expenses and other income
General and administrative	-	-	-	3,821	3,821
Orosi Mine - Mill Project	-	7,242	-	-	7,242
Care and maintenance	-	3,381	448	-	3,829
Stock based compensation	-	-	-	2,826	2,826
Exploration	1,176	2,176	-	288	3,640
Insurance recovery	-	-	(3,191)	-	(3,191)
Other (income) expense	21	(464)	269	(210)	(384)
	1,197	12,335	(2,474)	6,725	17,783
Net income (loss)	$6,468	$(12,455)	$2,195	$(6,787)	$(10,579)

	Nine months ended September 30, 2007
	Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

Sales	$18,182	$10,361	$15,139	$-	$43,682
Cost of sales	14,950	11,330	13,353	-	39,633
Royalties and production taxes	1,119	514	257	-	1,890
Depreciation and depletion	-	-	-	30	30
Accretion expense	51	69	327	50	497
	16,120	11,913	13,937	80	42,050
Income (loss) from mining operations before the undernoted items	2,062	(1,552)	1,202	(80)	1,632
Expenses and other income
General and administrative	-	995	-	3,042	4,037
Bellavista Mine write--down	-	-	53,797	-	53,797
Orosi Mine - Mill Project	-	618	-	-	618
Care and maintenance	-	1,396	1,656	-	3,052
Stock based compensation	-	-	-	933	933
Exploration	424	785	-	274	1,483
Other (income) expenses	478	193	2	(6,845)	(6,172)
	902	3,987	55,455	(2,596)	57,748
Income (loss) from continuing operations, before taxes	1,160	(5,539)	(54,253)	2,516	(56,116)
Loss from discontinued operations, net of tax	-	-	-	(170)	(170)
Income tax expense	-	-	-	(1,865)	(1,865)
Net income (loss)	$1,160	$(5,539)	$(54,253)	$481	$(58,151)

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

19. SEGMENT INFORMATION (CONT'D)

The Company’s gold production is currently refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers worldwide, future sales may not be limited to these customers.

(iii)	Capital Expenditures

Three Months ended September 30, 2008
Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

$1,228	$5,401	$-	$336	$6,965

Three Months ended September 30, 2007
Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

$460	$1,632	$213	$287	$2,592

Nine Months ended September 30, 2008
Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

$2,776	$8,303	$-	$351	$11,430

Nine Months ended September 30, 2007
Limon Mine	Orosi Mine	Bellavista Mine	Corporate and Other	Total

$1,741	$4,667	$1,589	$294	$8,291

Central Sun Mining Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

20.	DISPOSITION OF CERRO QUEMA PROPERTY

On October 31, 2007, Central Sun completed the sale of the Cerro Quema property for aggregate consideration of $6,000,000. At September 30, 2008, $4,000,000 had been paid to Central Sun. The remaining payment of $2,000,000 is due on December 31, 2008. In the event of non-payment, the Company retains the Cerro Quema property and sale proceeds received to date.

The discounted value of $1,952,000 (2007 - $2,768,000) recorded in accounts receivable and prepaids represents the only remaining asset related to the Company’s prior investment in Cerro Quema.

As a result of the timing of cash to be received, the Company has recognized $47,000 (2007 - $nil) and $184,000 (2007 - $nil) of imputed interest income for the three month and the nine month periods ended September 30, 2008, respectively. The statement of operations has separately presented the results from discontinued operations. For the three month and nine month periods ended September 30, 2008, the net income from discontinued operations was $nil (2007 - $46,000) and $nil (2007 - $170,000), respectively.

The cash flows from discontinued operations are as follows:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Operating activities	$-	$(54)	$-	$(242)

21.	SUBSEQUENT EVENTS

a)

On October 20, 2008, the Company announced that the Orosi Mine expansion project would be temporarily suspended and would be under a care and maintenance program until such time additional funding is obtained.

b)

On October 31, 2008, the first $4,000,000 tranche of the short-term loan facility, which was due on this date, was extended to December 8, 2008 the same date the second $4,000,000 tranche is due. The cost of extending the loan was $60,000 and the interest rate on this portion of the loan was increased to 15% per annum.

CENTRAL SUN MINING INC.

CORPORATE INFORMATION

Head Office

500-6 Adelaide Street East

Toronto, ON

M5C 1H6

Tel: 416-860-0919

Fax: 416-367-0182

E-mail: ir@centralsun.ca

OFFICERS	DIRECTORS

Stan Bharti	Stan Bharti
Chairman
George Faught
Peter Tagliamonte
President and Chief Executive Officer	Ronald Gagel

Denis Arsenault	Bruce Humphrey
Chief Financial Officer
Patrick Mars
Graham Speirs
Chief Operating Officer	Joe Milbourne

Bill Pearson	Peter Tagliamonte
Executive Vice President, Exploration

Jennifer Wagner
Corporate Secretary and General Counsel

Rico De Vega
Controller

Listing

Toronto Stock Exchange (TSX)

Stock Symbol: CSM

Warrant Symbol: CSM.WT

American Stock Exchange (AMEX)

Stock Symbol: CSM

Transfer Agent

Equity Transfer and Trust Company

200 University Avenue, Suite 400

Toronto, Ontario

M5H 4H1

Tel: 416-361-0930 / Fax: 416-361-0470

EXHIBIT 99.2

Interim Report

Q3

Management’s Discussion and Analysis

September 30, 2008

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2008

(US Dollars unless otherwise specified)

A cautionary note regarding forward-looking statements and non-GAAP measures follows this Management’s Discussion and Analysis of Operations and Financial Condition.

The following discussion and analysis should be read in conjunction with Central Sun Mining Inc.’s (“Central Sun” or the “Company”) unaudited interim consolidated financial statements and related notes thereto for the three and nine month periods ended September 30, 2008, which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles for interim financial statements. The reader should also refer to the Annual Information Form, audited consolidated financial statements and Management’s Discussion and Analysis for the years ended December 31, 2007 and 2006 which have been posted on SEDAR. This Management’s Discussion and Analysis has been prepared as of November 11, 2008. All dollar amounts are US dollars unless otherwise indicated.

Overview

Central Sun is a gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine and, subject to obtaining additional financing, will be converting the Orosi Mine (formerly the Libertad Mine) to a conventional milling operation (the “Orosi Project”). Both properties are located in Nicaragua. The Company also has an option to acquire the Mestiza exploration property in Nicaragua. Central Sun’s growth strategy is focused on optimizing current operations, expanding mineral resources and reserves at existing mines, and looking for merger and acquisition opportunities in the Americas.

Highlights

•

For the first nine months of the year, Central Sun sold 33,704 ounces of gold at an average realized price of $887 for total revenues of $29,899,000. In the third quarter, 11,829 ounces were sold at an average realized price of $863 for total revenues of $10,207,000.

•	Production from the Limon mine increased 30% to 10,409 ounces in the third quarter 2008 from the same period in 2007.
•

Central Sun continued to execute its exploration program at the Limon, Orosi and Mestiza projects in Nicaragua and advancing the construction and development of the Orosi Mill from a heap leach to a conventional mill operation. The Company continues to focus on securing the necessary financing to complete the development, capital works and commissioning of the Orosi Project.

•

Central Sun recognized gross proceeds of $3,534,000 from an insurance recovery, representing an interim insurance payment on an outstanding claim for equipment damage at the Bellavista Mine site as a result of ground movement during 2007.

1

Significant event

In early 2007, the Company commenced working on the Orosi Project. Total costs incurred from the start of the project to September 30, 2008 were $27,085,000, with an estimated revised project cost of $48,000,000, an increase of $1,000,000 due to the suspension of the project. The Orosi Project is well advanced in construction which was expected to be completed and operating at the end of the first quarter of 2009. On September 10, 2008, the Company announced that it had entered into a non-binding term sheet with a banking institution with respect to a $22,500,000 debt financing to complete the Orosi Project. However, as announced on October 16, 2008, due to the current global financial situation, the banking institution was unable to proceed with the debt financing. Consequently, the Company has implemented the following strategies in light of this announcement:

•

The Company is continuing active discussions with various other financial institutions with respect to debt or other financing for the Orosi Project including ongoing discussions with the current bridge loan lenders.

•	The Orosi Project will be temporarily suspended in a manner to facilitate a quick reactivation once the required funding is secured.
•	The Company will continue to operate the cash flow positive Limon Mine in an efficient manner.
•	The Company will implement various cost cutting reductions throughout its activities, where necessary.

The temporary suspension of the Orosi Project will continue to have an impact on the overall cost of the project and delay the previously scheduled start up date. A prolonged delay in the restart of the project will likely increase the overall costs of the project.

The Company’s operating mine, the Limon Mine, has generated positive net income and cash flow from operations. For the three and nine months ended September 30, 2008, the Limon Mine generated net income of $1,233,000 and $6,468,000, respectively. Similarly, for the three and nine months ended September 30, 2008 cash flows from this operating segment were positive at $1,791,000 and $8,003,000, respectively.

At an annual production rate of approximately 45,000 ounces of gold and with current gold prices of approximately $735, the Company’s Limon Mine generates sufficient cash flow to cover the ongoing sustaining capital requirements of the mine, the general and administration expenses of the Company and the estimated care and maintenance costs of the Bellavista and Orosi mines. Should gold prices fall and remain depressed over the long term, additional cost reductions throughout the Company will be implemented in order for the cash flow generated from the Limon Mine to sufficiently sustain the Company. The temporary suspension of the Orosi Project has resulted in payment delays to many suppliers for work and services provided to the project. The Company fully intends to meet all its obligations to suppliers and has notified them accordingly. The Company intends to make graduated payments over time until permanent project financing to complete the Orosi Project is secured. The repayment rate is dependent on the realized price of gold, production from the mining operations, continued cost controls and an extension or restructuring of the short term $8,000,000 bridge loan facility that is due on December 8, 2008.

2

Outlook

Projected gold sales for fiscal 2008 are now expected to be in the range of 43,000 to 44,000 ounces. As a result of ongoing increases in production input costs, Central Sun estimates a revised full year cash operating cost of approximately $560 - $590 per ounce. Many production inputs, such as fuel, hydro and consumables have been increasing steadily over the past few years. With the recent decreases in commodity prices, the Company is beginning to see decline in the cost of fuel, oil, consumables and other products. The Company is solely dependent on the Limon Mine at this time as it is the only mine in operation and generating operating cash flow.

The Company is continuing in its efforts to obtain financing on the Orosi Project. Once financing is obtained, construction activities at the Orosi Mine will resume.

Selected Quarterly Information

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Gold sales (ounces)
Limon	11,829	7,678	33,704	27,149
Bellavista	-	4,136	-	22,996
Orosi	-	1,454	-	15,747
	11,829	13,268	33,704	65,892

Pre-production gold ounces sold*	-	-	-	482
Average spot gold price ($/ounce)	$870	$681	$897	$666
Average realized gold price ($/ounce)	$863	$684	$887	$663
Cash operating costs ($/ounce)	$610	$569	$563	$484
Total cash costs ($/ounce)	$658	$600	$614	$513

Gold produced (ounces)
Limon	10,409	7,992	29,555	27,928
Bellavista	-	3,818	-	22,877
Orosi	-	1,485	-	14,631
	10,409	13,295	29,555	65,436

(in thousands, except per share amounts)
Sales	$10,207	$9,072	$29,899	$43,682
Cost of sales	$7,752	$8,908	$20,441	$39,633
Income from mining operations	1,695	$(615)	7,204	$1,632
Bellavista Mine write-down	-	$53,797	-	$53,797
Orosi Mine – Mill Project	453	$377	7,242	$618
Net insurance recovery	(3,191)	-	(3,191)	-
Net income (loss) for the period	$376	($60,238)	($10,579)	($58,151)
Income loss per share – basic and diluted	-	($1.75)	($0.18)	($1.69)

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit of the Limon Mine and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

3

Sales and production in ounces are lower for the quarter and on a year-to-date basis compared to the comparable periods in 2007 as a result of the suspension of the mining operations at Orosi for the conversion from a the heap-leach process to a conventional milling operation and as a result of mining activities at Bellavista stopping in the third quarter of 2007 due to ground movements. For the current quarter, the operating Limon Mine has increased its sales and production in ounces by 54% and 30%, respectively when compared to the comparable quarter in 2007. Similarly, sales and production in ounces for the Limon Mine increased by 24% and 6%, respectively for the nine month period ended September 30, 2008.

During the first nine months of 2008, Central Sun sold 33,704 ounces of gold at an average realized price of $887 for total revenues of $29,899,000. In the third quarter, 11,829 ounces were sold at an average realized price of $863 for total revenues of $10,207,000. Total production was 10,409 ounces of gold for the quarter. On a year-to-date basis, total production amounted to 29,555 ounces.

Cash operating costs and total cash costs for the quarter were $610 per ounce and $658 per ounce, respectively, compared to $569 per ounce and $600 per ounce for the comparable quarter last year. Cash operating costs and total cash costs were $563 per ounce and $614 per ounce, respectively, on a year-to-date basis compared to $484 and $513 respectively for the same period in 2007. Increases in cash operating costs and total cash costs are the result of price increases relating to production inputs from consumables, power and fuel.

Net income for the quarter was positive at $376,000 compared to a loss of $60,238,000 for the comparable quarter in 2007. Net loss for the nine month period ended September 30, 2008 was $10,579,000 compared to a loss of $58,151,000 for the comparable period in 2007. The decrease in net loss for the current quarter and for the nine month period as compared to prior year’s comparable periods primarily relates to the write down of $53,797,000 in the Bellavista Mine assets in the third quarter of 2007.

Also, during the quarter, the Company recognized in net income an interim insurance gross proceeds of $3,534,000, received on October 2, 2008, pertaining to an outstanding claim for certain equipment damages at the Bellavista Mine site. The damages occurred as a result of ground movement at the mine site which occurred between June and November 2007. The total claim by the Company is in excess of this interim insurance receipt. The Company was informed of the interim insurance proceeds prior to September 30, 2008, leading to a receivable being recorded in the quarter. The Company continues in its efforts to recover further insurance proceeds; however as at September 30, 2008 the amount of further recoveries is unknown.

Both basic and diluted income per share were nominal for the three and nine month period ended September 30, 2008. This compares to a basic and diluted loss per share of $1.75 and $1.69 respectively for the comparative periods ended September 30, 2007.

4

Results of Operations

Limon Mine

	Three months ended September 30
	2008	2007	Change	% Change

Gold sold (ounces)	11,829	7,678	4,151	54%
Average realized gold price ($/ounce)	$863	$694	$169	24%

Cash operating costs ($/ounce)	$610	$644	$(34)	(5%)
Total cash costs ($/ounce)	$658	$684	$(26)	(4%)
Tonnes milled	76,511	68,795	7,716	11%
Ore grade (g/tonne)	4.9	3.6	1.3	36%
Recovery (%)	86.0	79.3	6.7	8%
Gold produced (ounces)	10,409	7,992	2,417	30%

($ in thousands)
Sales	$10,207	$5,327	$4,880	92%

Cost of sales	7,752	5,269	2,483	47%
Royalties and production taxes	561	305	256	84%
Accretion	23	17	6	35%
	$8,336	$5,591	$2,745	49%

Income (loss) from mining operations	$1,871	$(264)	$2,135	809%

	Nine months ended September 30
	2008	2007	Change	% Change

Gold sold (ounces)	33,704	27,149	6,555	24%
Pre-production gold ounces sold*	-	482	(482)	(100%)
Average realized gold price ($/ounce)	$887	$670	$217	32%

Cash operating costs ($/ounce)	$563	$511	$52	10%
Total cash costs ($/ounce)	$614	$552	$62	11%
Tonnes milled	211,527	216,111	(4,584)	(2%)
Ore grade (g/tonne)	5.2	5.0	0.2	4%
Recovery (%)	84.0	81.7	2.3	3%
Gold produced (ounces)	29,555	27,928	1,627	6%

($ in thousands)
Sales	$29,899	$18,182	$11,717	64%

Cost of sales	20,441	14,950	5,491	37%
Royalties and production taxes	1,724	1,119	605	54%
Accretion	69	51	18	35%
	$22,234	$16,120	$6,114	38%

Income from mining operations	$7,665	$2,062	$5,603	272%

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit of the Limon Mine and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

5

For the three and nine month period ended of September 30, 2008 the Limon Mine sold 11,829 ounces of gold at a cash operating cost of $610 per ounce and 33,704 ounces of gold at a cash operating cost of $563 per ounce, respectively. This compares to 7,678 ounces of gold at a cash operating cost of $644 per ounce in the third quarter of 2007 and 27,149 ounces of gold at a cash operating cost of $511 per ounce for the nine month period ended of September 30 2007.

The increase of 4,151 ounces sold in the third quarter of 2008 compared to the third quarter of 2007 were the result of higher recoveries (86% vs 79.3%), an 11% increase in tonnes milled (76,511 vs 68,795) and higher grade ore (4.9 g/tonne vs 3.6 g/tonne). Also in 2007, lower ounces were sold because less tonnes were being mined due to production delays as a result of mechanical problems.

An increase in 6,555 ounces of gold for the nine month period ended September 30, 2008 over the comparable period is as result of 3,890 ounces in inventory at December 31, 2007 which were sold in January 2008, higher grades and improved recoveries. Year-to-date results were also affected by 16 continuous days of illegal labour disruptions at the beginning of the second quarter of 2008.

For the three and nine month periods ended of September 30 2008, sales from the Limon Mine were $10,207,000 and $29,899,000, respectively. This compares to sales of $5,327,000 and $18,182,000 for the comparable periods in 2007. Sales for the three month period ended September 30, 2008 increased compared to the third quarter of 2007 due to high amount of ounces sold (4,151), coupled with an increase of $169 in the average realized price per ounce sold. Similarly, sales for the nine month period ended of September 30 2008 increased as a result of an increase in the ounces of gold being sold (6,555) as well as increase of $217 per ounce in the average realized gold price.

Gold recovery was 86.0% compared to 79.3% for the third quarter of 2007. On a year-to-date basis, gold recovery was 84.0%, representing a 3% increase (from 81.7%) over the comparable period in 2007. The improvement in recoveries was a result of improvements to the chemical and physical processes in theoperations.

In the first nine months of 2008 cost of sales at the Limon Mine were $20,441,000 and $7,752,000 in the third quarter of 2008. This compares to $14,950,000 for the first nine months of 2007 and $5,269,000 for the third quarter of 2007. On a year to date basis, 2008 compared to 2007, cost of sales have increased by $5,491,000 or 37%. The Company has experienced escalating costs related to haulage, fuel, labour, ball mills and electricity. To combat the escalating costs, the Company has begun to undertake cost reduction initiatives. Included in costs of sales, depreciation and depletion increased by $388,000 or 36% to $1,466,000 compared to the first nine months of 2007 due to a combination of more ounces produced and increased capital expenditures. In addition, in the first quarter of 2007, the Company’s Santa Pancha deposit at the Limon Mine reached commercial production and all previously capitalized costs of the deposit started to be depreciated over ounces produced thereby increasing depreciation and depletion expenses.

Royalties and production taxes are consistent with the increase in sales.

6

Orosi Mine

Central Sun acquired the Orosi Mine in July of 2006. Operational improvements immediately followed the acquisition which included accelerated stripping, upgrades to the crushing and screening circuit, construction of permanent heap leach pads and a significant reduction in costs. Extensive metallurgical test work aimed at understanding and improving recoveries was also completed. Despite the improvements that were made, overall recoveries were insufficient to operate the mine profitably as a heap leach operation and in March of 2007 mining operations were suspended.

In October of 2006, the Company commissioned a scoping study to evaluate the feasibility of upgrading the Orosi open pit mining operation from a heap leach operation to a standard mill operation.  The positive scoping study had a capital cost estimate of $35,400,000 which excluded the capital costs of additional mining equipment and construction of the tailings facility. A definitive feasibility study was completed and the technical report on the project has been posted on SEDAR. The estimated cost of the project is now $48,000,000, an increase of $1,000,000 due to the suspension of the project. The increase in project costs from the scoping to the feasibility study is largely attributed to the inclusion of the tailings facility, increased costs to purchase the land for the project, the right of way for the power transmission line, increased labor costs, increased costs in equipment and supplies such as steel, cement, transmission line cable, towers, petroleum and project delays.

Effective May 1, 2008, after the results of a positive feasibility study on the project were known, all eligible expenditures on this project are being capitalized until such time as commercial production is reached. Total project costs incurred to September 30, 2008 are $27,085,000. Cost to complete the project has been estimated at $21,000,000 ($16,500,000 net of advances made to suppliers). This includes an additional estimated cost of $1,000,000 for putting the project on hold.

In September 10, 2008, the Company announced that it had entered into a non-binding term sheet with a banking institution with respect to a $22,500,000 debt financing to complete the Orosi Project; however, subsequent to the quarter, as announced on October 16, 2008, due to the current global financial situation, the banking institution was unable to proceed with the debt financing. The Company has been in discussion with various groups to secure financing to complete the development, capital works and commissioning of the Orosi Project. In addition, as previously discussed, the Company has implemented various strategies until such time as the Company is able to secure the required financing to restart and complete the project.

Bellavista Mine

On July 25, 2007, Central Sun suspended all mining activities at the Bellavista Mine due to ground movements. Residual gold ounces were recovered from the heap leach until the end of August 2007. The decline in gold produced and the resulting reduction in sales and expenses in 2008 compared to 2007 are directly related to mining activities ceasing on July 25, 2007.

Central Sun began the required reclamation work in 2007. Reclamation expenditures in the amount of $1,776,000 have been incurred during the first nine months of 2008 with $247,000 being incurred during the third quarter. The reclamation work is continuing and expenditures of $3,111,000 have been made since mining activities ceased in 2007. Toward the end of the second quarter of 2008, all of the upgrades to the site drainage system have been completed. Reclamation activities have advanced very well and are expected to continue until the end of 2011 at an estimated undiscounted cost of $4,240,000. Care and maintenance expenditures in the amount of $448,000 have been incurred during the first nine months of 2008.

7

In 2003, the holder of the Dobles royalty (“Dobles”) commenced an arbitration hearing related to an agreement with the Company. The arbitration panel determined that the royalty agreement, which contained an option to buy out the royalty, should be interpreted as a purchase agreement and ordered the Company to pay $850,000, which was the exercise price of the option, plus costs of $94,000. The Company appealed the arbitration award to the Supreme Court of Costa Rica. In January 2006, the Company was advised that the Supreme Court had declined to overturn the arbitration award. As a result of these events, the courts in Costa Rica garnished cash bank account balances of $243,000 and on March 7, 2008, the courts in Costa Rica ordered the Company to disburse the restricted cash held as part of the arbitration settlement to Dobles. On May 29, 2008, an additional $22,000 was garnished but not yet disbursed to Dobles. At September 30, 2008, the Company had a remaining accrual of $738,000 related to the arbitration. Additionally, the courts placed a lien on a parcel of land at the Bellavista Mine site. The lien does not affect the Company’s reclamation efforts.

With the cessation of mining activities the Company began, in the first quarter of 2008, dismantling a rod mill which was to be sold or transferred. While the assets were being transported in Costa Rica, the Costa Rican government ordered that these assets be returned to the mine site. The Company has complied with this order and is currently negotiating with the Costa Rican government to resolve this situation to the satisfaction of all parties. The Company believes it is within its rights to transfer or sell the assets at the Bellavista Mine site. At September 30, 2008, the Company has estimated a residual value of $3,281,000 on all remaining assets at the Bellavista Mine site. If the government is successful in preventing the Company from selling or transferring assets from our Bellavista Mine site the carrying value of $3,281,000 would need to be reviewed and could possibly be written down, in a worst case scenario, to $nil. The Company had been relying on the funds from the sale of this equipment to fund future remediation at the mine site.

Expenses and Other Income

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

General and administrative	$1,010	$1,458	$3,821	$4,037
Bellavista Mine write-down	-	53,797	-	53,797
Orosi Mine – Mill project	453	377	7,242	618
Care and maintenance	1,497	2,287	3,829	3,052
Stock-based compensation	615	270	2,826	933
Exploration	1,247	530	3,640	1,483
Net insurance recovery	(3,191)	-	(3,191)	-
Other (income) expense	(312)	858	(384)	(6,172)
	$1,319	$59,577	$17,783	$(57,748)

Decrease in general and administrative expenses for the three and nine month period ended September 30, 2008 when compared with the previous fiscal year was due to lower legal and Sarbanes-Oxley preparation program expenses.

The Orosi Project incurred expenditures of $7,242,000 for the nine month period ended September 30, 2008, of which, $453,000 was incurred for the three month period then ended. These costs were incurred as part of the Company’s project to erect a conventional milling facility at the Orosi Mine site. The majority of the costs were related to consulting, engineering and project support expenditures. Non-recoverable intangible costs relating to this project were expensed until May 1, 2008, when a feasibility study with a positive outcome was completed. From May 2008 onwards, all eligible costs relating to this project have been capitalized until such point the mill has reached rated commercial production.

8

Care and maintenance costs of $3,829,000 were incurred at the Company’s two non-operating mine sites for the nine month period ended September 30, 2008. Of this balance, the Orosi Mine site incurred $3,381,000 to maintain a proper state of upkeep while mining operations were suspended during the mill construction period. These costs primarily relate to the maintenance of a basic administrative function as well as expenditures on electricity, property holding costs, and caretaking activities. In the first nine months of 2008, care and maintenance included costs of $448,000 not directly related to ongoing reclamation activities at the Bellavista Mine site.

Stock-based compensation expense increased substantially over the three and nine months ended September 30, 2008, respectively, when compared to the previous fiscal year as a result of options granted late in 2007 under the Company’s stock-based compensation plan and now vesting in 2008. Specifically, a stock option plan approved in November 2007 under which up to 5,500,000 common shares were reserved for future issuance resulted in stock compensation expense of $1,586,000 for the nine month period ended September 30, 2008. Also, in December 2007, 1,665,000 common shares were issued and placed into escrow under the terms of a new share bonus plan. The shares were held subject to an escrow arrangement and to be released and delivered to the participant at 25% on each of June 30, 2008, December 31, 2008, June 30, 2009, and December 31, 2009. The total value of the grant was determined to be $2,053,000. For the period ending September 30, 2008, an amount of $1,239,000 had been recorded in stock-based compensation expense in respect of shares issued under this plan. Additionally, for the first nine months of 2008, 510,000 options were granted.

In the first nine months of 2008, exploration expenses increased by $2,157,000 over the same period in the previous fiscal year. Costs incurred in 2008 relate to exploration drilling being performed at the Limon and Orosi mines and field-work at the Mestiza property and are part of the Company’s planned exploration work.

Other income decreased by $5,788,000 for the nine month period ended September 30, 2008 over the same period in the previous fiscal year. The 2007 balance is comparable for the same period in 2008 after taking into account a gain of $6,548,000 recognized in 2007 from the one-time sale of royalties which the Company owned. In 2008, major components of other income included $305,000 in net recoveries from Nicaraguan taxation authorities, $191,000 of auxiliary income from Orosi, $184,000 imputed interest income as a result of the timing cash to be received on sale of the Cerro Quema property, $119,000 gain from sale of marketable securities, offset by $375,000 in foreign exchange losses, $176,000 in interest and finance fees and $107,000 payments relating to the Dobles royalty arbitration.

Cash Flows

Operating

For the first nine months of 2008, the Company sold 33,704 ounces from the Limon Mine compared to 65,892 ounces of gold from its three operating mines in the same period in 2007. Of this balance, 13,524 ounces were sold during the first quarter of 2008 as a result of higher than normal gold inventory at the end of 2007.

Operating cash outflows increased compared to the previous fiscal year as the Company was no longer mining at the Orosi and Bellavista mines in 2008. The Company was also incurring expenditures related to consulting and engineering for the Orosi Project and care and maintenance costs since suspending mining activities. Additionally, deposits to a third-party contractor with respect to the construction of a grinding mill at the Orosi Mine were made as part of this project. The Company’s Bellavista Mine also commenced reclamation activities in the fourth quarter of 2007. Amounts totalling $247,000 and $1,776,000 were expended on reclamation activities at the Bellavista Mine site during the three and six month period ended September 30, 2008, respectively. Reclamation activities, including care and maintenance, at Bellavista are expected to continue until the end of 2011.

9

On May 8, 2008, the Central Sun signed an agreement with the Province of Manitoba to settle on a final release from all of the Company’s residual environmental responsibilities at the Lynn Lake site at the Keystone Property for Cdn$2,000,000. The amount is payable in four annual installments of Cdn$500,000 each, with the first installment payable on July 6, 2008 which has been paid. The balance of $943,000 represents the long-term payable and has been included as part of changes in non-cash working capital.

Financing

During the quarter, the Company secured an $8,000,000 short-term loan facility, which was fully drawn-down in two equal tranches on July 2 and August 8, 2008. Each draw down is to be repaid 120 days subsequent to the draw down. In conjunction with securing the loan facility which bears interest at 12.5% per annum, the Company issued two separate sets of 150,000 warrants to the lender, with each warrant exercisable at $1.99. Both warrants have expiry dates of one year from their draw down date. The lender has the right to redeem outstanding warrants not exercised at their expiration date for $175,000 per issue (pro-rated in the event of a partial redemption). The lender’s option contained in the warrants has been recognized as a financial liability by the Company.

On October 31, 2008, the first $4,000,000 tranche, which was due on this date, was extended to December 8, 2008 the same date the second $4,000,000 tranche is due. The cost of extending the loan was $60,000 and the interest rate on this portion of the loan was increased 2.5% to 15% per annum.

In the second quarter of 2008, the Company issued common shares totaling $184,000, net of issue costs, from the exercise of warrants and agent’s options.

For the nine months ended September 30 2007, financing activities used $2,185,000 consisted of repayments of $2,500,000 on long-term debt and $315,000 in cash generated from the issue of common shares.

Investing

Investing activities used $10,190,000 in the first nine months of 2008 compared to $2,434,000 in the same period last year. During the first quarter of 2008, the courts in Costa Rica remitted a previously garnished amount of $243,000 as partial payment of an outstanding balance owing to Dobles.

Capital expenditures requiring cash outlays of $5,401,000 and $8,303,000 for the three and nine month period ended September 30, 2008, respectively, were activities relating to Orosi Project. Limon Mine capital expenditures of $1,228,000 during the third quarter of 2008 were focused towards tailings dam improvements.

On May 9, 2008, the Company disposed of a non-essential component of the Orosi Project for net proceeds of $900,000.

Investing activities used $2,434,000 in 2007. Investments in property, plant, and equipment totaled $8,291,000. The Limon, Bellavista and Orosi mines acquired assets totaling $1,741,000, $1,589,000 and $4,667,000, respectively. Of the Orosi Mine expenditures, $4,899,000 was from payments for a used mill which is expected to be installed at the Orosi Mine. The Mestiza acquisition consisted of an option payment of $300,000 towards the purchase of the property. The Company received $4,694,000 in cash proceeds and 2,500,000 shares of Independent Nickel Inc. from the sale of Manitoba nickel royalties. Additionally, the Company sold marketable securities which generated net proceeds of $1,406,000. In early 2007, the Company had one of its Costa Rican bank accounts seized, which stemmed from the loss

10

of the Dobles arbitration case. The amounts seized, which totaled $243,000, were applied as partial payment on the outstanding balance owing.

Liquidity and Capital Resources

The Company had cash of $2,908,000 (December 31, 2007 - $16,762,000) and working capital of $679,000 at September 30, 2008 (December 31, 2007 - $19,676,000).

In the first quarter of 2007, following a positive scoping study the Company announced its intention to proceed with the Orosi Project. The Company’s final feasibility study has been completed and has confirmed the economics of this project. As a result of the receipt of a final feasibility study with a positive outcome, all development expenditures after May 1, 2008 have been capitalized. At September 30, 2008, the Company has capitalized a total of $17,108,000 on the project and $7,242,000 has been expensed in 2008 ($2,743,000 has been expensed in 2007).

In July 2007, Central Sun suspended mining operations at the Bellavista Mine in Costa Rica due to ground movements. Reclamation activities for the site began in 2007 and were estimated to be completed by 2011. At September 30, 2008 total remaining undiscounted expenditures are expected to be approximately $4,240,000 over the next four years. The Company has spent $1,776,000 on reclamation activities to-date at the site, with $247,000 being spent during the third quarter of 2008.

As a result of the ongoing Mill Project and the stopping of mining activities at the Bellavista Mine in 2007, there has been a significant decline in gold production for the Company. In response, the Company has undertaken a program to reduce the number of employees, reduced capital expenditure programs, eliminated discretionary expenditures, and disposed of the Cerro Quema development property in Panama.

During June 2008, the Company secured a short term $8,000,000 bridge loan facility. The facility was drawn down in two equal tranches on July 2 and August 8, 2008, less applicable transaction fees. As part of the loan agreement, the Company issued two equal sets of 150,000 warrants totalling 300,000 warrants with an expiry from one-year of issuance and exercisable at $1.99 per warrant. The lender also retains the right to redeem any outstanding warrants, from both issues, not exercised at their expiration date, for a price of $175,000 per issue (pro-rated in the event of a partial redemption). Interest is applied at a fixed interest rate of 12.5% per annum. Each tranche must be repaid 120 days following draw-down. The warrants issued under this loan facility are presented as a liability on initial recognition as it is probable the warrants will be settled in cash. On October 31, 2008, a portion of the bridge loan facility was extended as previously discussed.

Cash on hand at September 30, 2008 and cash flows expected from operations, the collection of the final $2,000,000 proceeds from the sale of its Cerro Quema gold property due in December 2008, the potential sale of marketable securities, and draw-down of the $8,000,000 loan facility will not be sufficient to fund the Company’s capital requirements to complete the Orosi Project.

Management’s internal cash flow estimates indicate that to complete the Orosi Project will require additional funding of at least $21,000,000. Management continues to review various options to fund this shortfall which, if not raised, would result in the curtailment of activities and result in further project delays. Management believes that additional financing will be available to allow the Company to resume the normal course of planned activities. However, there can be no assurances that the Company’s activities will be successful and as a result there is substantial doubt regarding the “going concern” assumption. The Company’s consolidated financial statements and management’s discussion and analysis of financial position and operating results do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate.  If the “going concern” assumption were not appropriate, then adjustments to the carrying values of assets and liabilities, reported expenses and balance sheet classifications, which could be material, may be necessary.

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The following table presents, as at September 30, 2008, the Company’s known contractual obligations, aggregated by type of contractual obligation:

Description (in thousands)	Total	2008	2009	2010	2011	2012 and later

Debt Obligation	$ 8,000	$ 8,000	$ -	$ -	$ -	$ -
Operating leases	407	103	304	-	-	-
Purchase obligations	3,225	2,367	858	-	-	-
Site reclamation and closure (undiscounted)	10,264	1,342	2,369	917	1,724	3,912

Totals	$ 21,896	$ 11,812	$ 3,531	$ 917	$ 1,724	$ 3,912

Off balance sheet arrangements

As at September 30, 2008, the Company does not have any off balance sheet arrangements.

Related Party Transactions

During the three months ended September 30, 2008, the Company incurred management fees of $30,000 (2007 - $nil) and fees of $90,000 (2007 - $nil) for the nine month period, with a company controlled by a director of Central Sun. These transactions occurred during the normal course of operations and were measured at the exchange amount established and accepted by the transacting parties. There were $10,000 in unpaid balances at September 30, 2008 (2007 - $nil).

Significant Accounting Policies

Central Sun adopted new accounting standards effective January 1, 2008. The adoption of these new accounting standards had no effect on the results of operations in the period.

(i)	Section 3031 - Inventories

This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This section also requires additional disclosure regarding the expensing of inventory.

Central Sun has adopted this new standard which had no impact on the results of operations.

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(ii)      Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about a company’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(a)	Qualitative information about its objectives, policies and processes for managing capital;
(b)	Summary quantitative data about what it manages as capital;
(c)	Whether during the period it complied with externally imposed capital requirements to which it is subject; and,
(d)	When the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(iii)	Section 3862 – Financial Instruments – disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The section requires specific disclosures to be made, including the criteria for:

(a)	Designating financial assets and liabilities as held for trading;
(b)	Designating financial assets as available for sale; and,
(c)	Determining when impairment is recorded against the related financial asset or when an allowance account is used.

(iv)	Section 3863 – Financial Instruments – presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.

Recent Canadian Accounting Pronouncements

(i) Section 3064 – Goodwill and intangible assets

Effective January 1, 2009, the Company will adopt Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.

Concurrent with the introduction of this standard, the CICA will withdraw EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

The Company continues to evaluate the impact of this standard on future transactions.

13

Controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management, with the participation of the certifying officers, has evaluated the effectiveness of the design and operation, as of September 30, 2008, of the Company’s disclosure controls and procedures (as defined by the Canadian Securities Administrators). Based on that evaluation, the certifying officers have concluded that such disclosure controls and procedures are effective and designed to ensure that material information relating to the Company and its subsidiaries is known to them by others within those entities.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and compliance with Canadian generally accepted accounting principles in the financial statements. Management has evaluated the design of internal controls over financial reporting and has concluded that such internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada. In addition, there have been no changes in the Company's internal control over financial reporting during the period ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Plans on transition to International Financial Reporting Standards (“IFRS”)

As of January 1, 2011 the Company will report under IFRS, which are the accounting standards used in most of the European Union, Australia, South Africa and many other countries around the world. Changing from Canadian GAAP to IFRS could materially affect our reported financial position and results of operations.

The Company is currently developing a transition plan to ensure a smooth transition to IFRS. To date the Company has achieved the following milestones in its transition plan:

•

Senior financial management of the Company has attended several detailed training programs in order to gain the necessary knowledge to create a transition plan and understand the impact of a change to IFRS from Canadian GAAP.

•

The Company has developed a detailed implementation timetable to ensure all key elements and required timelines are dealt with for a smooth transition on January 1, 2011. The key elements of our detailed timetable include conversion deadline milestones, accounting and reporting impacts, review of systems and processes, business impacts, training requirements, project management and communications strategy for all stakeholders.

•	The Company has begun analyzing the major accounting differences between current Canadian GAAP and IFRS.

Over the next year the Company will refine its transitional plan, consult with its operating units and assess the impact on internal controls over financial reporting, disclosure controls and information systems. The Company’s goal is to make policy changes and transition elections that are compliant but also provide the most meaningful and transparent information to all stakeholders.

On a quarterly basis the Company will be updating its MD&A disclosures to report on the progress of its transition plan.

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Summary of Quarterly Results

	2008 Q3	2008 Q2	2008 Q1	2007 Q4

Gold sales (ounces)	11,829	8,351	13,524	5,776
Average spot gold price ($/ounce)	$870	$896	$927	$788
Average realized gold price ($/ounce)	$863	$884	$910	$780
Cash operating costs ($/ounce)	$610	$595	$502	$864
Total cash costs ($/ounce)	$658	$651	$554	$919
Gold produced (ounces)	10,409	9,302	9,844	10,508

($ in thousands except per share amounts)
Sales	$10, 207	$7,382	$12,310	$4,508
Cost of Sales	$7,752	$5,322	$7,367	$5,354
Orosi Mine – Mill Project	$453	$2,573	$4,216	$1,721
Bellavista Mine write-down	$-	$-	$-	$1,726
Net insurance recovery	$(3,191)	$-	$-	$-
Income (loss) from continuing operations	$376	$(5,933)	$(5,022)	$(6,327)
Income from discontinued operations	$-	$-	$-	$3,554
Income (loss) for the period	$376	$(5,933)	$(5,022)	$(2,773)
Loss per share from continuing operations – basic and diluted	$-	$(0.10)	$(0.08)	$(0.14)
Loss per share - basic and diluted	$-	$(0.10)	$(0.08)	$(0.06)

	2007 Q3	2007 Q2	2007 Q1	2006 Q4

Gold sales (ounces)	13,268	21,490	31,134	22,866
Average spot gold price ($/ounce)	$681	$667	$650	$614
Average realized gold price ($/ounce)	$684	$666	$652	$618
Cash operating costs ($/ounce)	$569	$451	$470	$586
Total cash costs ($/ounce)	$600	$481	$498	$614
Gold produced (ounces)	13,295	20,340	31,801	23,805

($ in thousands except per share amounts)
Sales	$9,072	$14,313	$20,297	$14,123
Cost of Sales	$8,908	$12,116	$18,609	$16,185
Orosi Mine – Mill Project	$377	$300	$104	$-
Bellavista Mine write-down	$53,797	$-	$-	$-
Income (loss) from continuing operations	$(60,192)	$3,357	$(1,145)	$(7,973)
Loss from discontinued operations	$(46)	$(97)	$(28)	$(72)
Net income (loss) for the period	$(60,238)	$3,260	$(1,173)	$(8,045)
Income (loss) per share from continuing operations – basic and diluted	$(1.75)	$0.10	$(0.03)	$(0.24)
Income (loss) per share - basic and diluted	$(1.75)	$0.09	$(0.03)	$(0.24)

15

Non-GAAP Performance Measures

“Total cash cost” figures and “cash operating cost” figures are calculated in accordance with standards developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces sold to arrive at the cash operating cost per ounce. Total cash costs include cash operating costs, royalties and production taxes. Total cash costs are then divided by ounces sold to arrive at the total cash costs per ounce. These measures are considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. These data are furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Cash Operating Cost per ounce:	Three months ended September 30
	2008				2007
	Limon	Orosi	Bellavista		Limon	Orosi	Bellavista
	Mine	Mine	Mine	Consol.	Mine	Mine	Mine	Consol.
Statement of Operations (000’s)
Cost of sales	$7,752	$-	$-	$7,752	$5,269	$1,400	$2,239	$8,908
Depreciation and depletion (a)	(535)	-	-	(535)	(322)	(244)	(790)	(1,356)
Cost base for calculation	$7,217	$-	$-	$7,217	$4,947	$1,156	$1,449	$7,552
Gold sales (ounces)	11,829	-	-	11,829	7,678	1,454	4,136	13,268
Cash operating cost per ounce	$610	$-	$-	$610	$644	$795	$350	$569

Total Cash Cost per ounce:	Three months ended September 30
	2008				2007
	Limon	Orosi	Bellavista		Limon	Orosi	Bellavista
	Mine	Mine	Mine	Consol.	Mine	Mine	Mine	Consol.
Statement of Operations (000’s)
Cost of sales	$7,752	$-	$-	$7,752	$5,269	$1,400	$2,239	$8,908
Depreciation and depletion (a)	(535)	-	-	(535)	(322)	(244)	(790)	(1,356)
Royalties and production taxes	561	-	-	561	305	57	43	405
Cost base for calculation	$7,778	$-	$-	$7,778	$5,252	$1,213	$1,492	$7,957
Gold sales (ounces)	11,829	-	-	11,829	7,678	1,454	4,136	13,268
Total cash cost per ounce	$658	$-	$-	$658	$684	$834	$361	$600

Cash Operating Cost per ounce:	Nine months ended September 30
	2008				2007
	Limon	Orosi	Bellavista		Limon	Orosi	Bellavista
	Mine	Mine	Mine	Consol.	Mine	Mine	Mine	Consol.
Statement of Operations (000’s)
Cost of sales	$20,441	$-	$-	$20,441	$14,950	$11,330	$13,353	$39,633
Depreciation and depletion (a)	(1,466)	-	-	(1,466)	(1,078)	(2,232)	(4,432)	(7,742)
Cost base for calculation	$18,975	$-	$-	$18,975	$13,872	$9,098	$8,921	$31,891
Gold sales (ounces)	33,704	-	-	33,704	27,149	15,747	22,996	65,892
Cash operating cost per ounce	$563	$-	$-	$563	$511	$578	$388	$484

(a) Depreciation and depletion included in Cost of Sales.

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Total Cash Cost per ounce:	Nine months ended September 30
	2008				2007
	Limon	Orosi	Bellavista		Limon	Orosi	Bellavista
	Mine	Mine	Mine	Consol.	Mine	Mine	Mine	Consol.
Statement of Operations (000’s)
Cost of sales	$20,441	$-	$-	$20,441	$14,950	$11,330	$13,353	$39,633
Depreciation and depletion (a)	(1,466)	-	-	(1,466)	(1,078)	(2,232)	(4,432)	(7,742)
Royalties and production taxes	1,724	-	-	1,724	1,119	514	257	1,890
Cost base for calculation	$20,699	$-	$-	$20,699	$14,991	$9,612	$9,178	$33,781
Gold sales (ounces)	33,704	-	-	33,704	27,149	15,747	22,996	65,892
Total cash cost per ounce	$614	$-	$-	$615	$552	$610	$399	$513
(a)	Depreciation and depletion included in Cost of Sales.

Outstanding Share Data

The following common shares and convertible securities were outstanding at November 13, 2008:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				61,144,000
Warrants	Oct. 22/10	1.26	86,727,000	12,390,000
Warrants	Nov. 26/08	8.75	33,842,000	4,835,000
Warrants	Jul. 02/09	1.99	150,000	150,000
Warrants	Aug. 08/09	1.99	150,000	150,000
Agents’ warrants [1]	Oct. 22/09	1.05	6,165,000	881,000
Warrants on above	Oct. 22/10	1.26	3,082,000	440,000
Options	Oct. 24/08 to Jul. 1/13	1.21 to 6.65	6,595,000	6,595,000
Bonus shares [2]				1,211,250

				87,796,250

Note 1: The agents’ warrants are convertible into one-seventh of one common share and one half-share common share purchase warrant, entitling the holder to purchase one-seventh of a common share.

Note 2: These common shares were issued pursuant to the Company’s share bonus plan and placed into escrow under the plan. Participants under the plan must continue with the Company until the vesting dates, otherwise the shares will be cancelled. There are no voting rights on the shares until issuance to the participants.

17

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of Financial Position and Operating Results contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Company's new strategic plan, the ability to secure additional funding required for the Orosi Project, the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, outcome, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "General Development of the Business -- Risks of the Business" in the Company's annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company's Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

18

EXHIBIT 99.3

FORM 52-109F2
Certification of Interim Filings

I, Peter W. Tagliamonte, President and Chief Executive Officer of Central Sun Mining Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Central Sun Mining Inc. (the issuer) for the interim period ending Septmeber 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 12, 2008

Signed: "Peter W. Tagliamonte"

Peter W. Tagliamonte
President and Chief Executive Officer

EXHIBIT 99.4

FORM 52-109F2
Certification of Interim Filings

I, Denis C. Arsenault, Chief Financial Officer of Central Sun Mining Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Central Sun Mining Inc. (the issuer) for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 12, 2008

Signed: "Denis C. Arsenault"

Denis C. Arsenault
Chief Financial Officer